UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: May 18, 2017

Commission file number 1- 33198
_________________________

TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated May 18, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: May 18, 2017	By:	/s/ Edith Robinson
Edith Robinson Secretary

TEEKAY OFFSHORE PARTNERS REPORTS
FIRST QUARTER 2017 RESULTS
Highlights

•
Reported GAAP net income attributable to the partners and preferred unitholders of $18.9 million and adjusted net income attributable to the partners and preferred unitholders(1) of $15.2 million (excluding items listed in Appendix A to this release) in the first quarter of 2017.

•	Generated GAAP income from vessel operations of $60.5 million and total cash flow from vessel operations(1) of $141.3 million in the first quarter of 2017.

•	Generated distributable cash flow(1) of $30.6 million, or $0.20 per common unit, in the first quarter of 2017.

•	Received a notification from Petrobras to terminate the Arendal Spirit UMS charter contract; the Partnership is disputing the grounds for the termination and is reviewing its legal options.

•
Took delivery of the 50 percent-owned Libra FPSO unit, which is expected to arrive in Brazil shortly and scheduled to commence operations in late-June or early-July 2017 under its 12-year charter contract with the Libra consortium.

•	Secured two new North Sea shuttle tanker contracts of affreightment (CoAs) and extended the Falcon Spirit FSO unit charter contract for five years.

•	Entered into a customer-funded front-end engineering and design (FEED) study for the Varg FPSO unit on the Cheviot field in the U.K. sector of the North Sea.

Hamilton, Bermuda, May 18, 2017 - Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO), today reported the Partnership’s results for the quarter ended March 31, 2017.

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016(2)	2016
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Revenues	276,138	274,920	306,708
Income from vessel operations	60,458	56,544	88,299
Equity income	4,475	4,087	5,283
Net income (loss)	21,263	96,266	(2,523)
Net income (loss) attributable to the partners and preferred unitholders	18,891	91,953	(4,411)
NON-GAAP FINANCIAL COMPARISON
Total cash flow from vessel operations (CFVO) (1)	141,289	134,839	166,089
Distributable cash flow (DCF) (1)	30,633	21,627	62,037
Adjusted net income attributable to the partners and preferred unitholders(1)	15,157	8,487	43,950

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)	Please refer to Appendices in the fourth quarter of 2016 release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

Teekay Offshore Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekayoffshore.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“The Partnership’s first quarter of 2017 results were better than our expectations, driven mainly by higher cash flow generated by our shuttle tanker and FPSO fleets,” commented Ingvild Sæther, President and CEO of Teekay Offshore Group Ltd. “However, our results for the quarter continued to be impacted by the non-payment of charter hire on the Arendal Spirit UMS. We were recently notified by the charterer, Petrobras, of its termination of the charter contract on this unit. We are disputing the termination and are reviewing our legal options, while at the same time actively marketing the unit for alternative employment.”

“We continue to be focused on project execution and are pleased to announce the delivery of our largest current project, the jointly-owned Libra FPSO,” commented Ms. Sæther. “Our joint venture took delivery of the Libra FPSO in late-March, which remains on time and on budget, and the unit is scheduled to arrive in Brazil within the next few days. After undergoing field installation and testing, the FPSO is scheduled to commence its 12-year charter contract with an international consortium, led by Petrobras, in late-June or early-July 2017. Our Gina Krog FSO project has experienced some delays and additional costs, with start-up currently scheduled in the third quarter of 2017. We are finalizing discussions with Statoil on a bridging solution whereby Teekay Offshore will provide shuttle tanker offloading services in the interim to ensure no delays to Statoil’s start-up of the Gina Krog field. Lastly, as mentioned previously, we have also experienced delays and additional costs on the Petrojarl I FPSO upgrade and we are currently engaged in discussions with the charterer, shipyard and our lenders to deliver this unit into operation as soon as possible. We currently expect the FPSO to achieve first oil in early-2018.”
“Since reporting earnings in February 2017, our business development teams have continued to successfully secure new charter contracts and extensions,” commented Ms. Sæther. “We finalized the previously-announced five-year shuttle tanker CoA contract and recently secured a new three-year shuttle tanker CoA contract, both done at successively higher rates. We also entered into a five-year charter contract extension on the Falcon Spirit FSO, which is operating on the Al Rayyan field in Qatar. Lastly, we entered into a customer-funded front-end engineering and design (FEED) study for the Varg FPSO with Alpha Petroleum to define the required FPSO modifications and negotiate the terms of a potential FPSO lease and operate contract for the development of the Cheviot field located in the U.K. sector of the North Sea.”
Summary of Recent Events

New North Sea Shuttle Tanker Contracts
In March 2017, the Partnership finalized the previously announced five-year shuttle tanker CoA, plus extension options, with a consortium of oil companies to service a development located in the U.K. Central North Sea. This CoA is expected to commence during the first quarter of 2018 and will be serviced by the Partnership's existing CoA shuttle tanker fleet. The CoA will require the use of up to approximately 0.6 shuttle tanker equivalents per annum.
In addition, in April 2017, the Partnership was awarded a new three-year shuttle tanker CoA to service a development in the U.K. North Sea. This CoA is expected to commence during the third quarter of 2017 and will be serviced by the Partnership's existing CoA shuttle tanker fleet. The CoA will require the use of up to approximately 0.6 shuttle tanker equivalents per annum.
Petrojarl Varg (Varg) FPSO FEED Study

In March 2017, the Partnership entered into a six-month customer-funded FEED study agreement for the Varg floating production, storage and offloading (FPSO) unit with Alpha Petroleum Resources Limited, which is backed by private equity firm Petroleum Equity, for the development of the Cheviot field, formerly known as the Emerald field, located in the U.K. sector of the North Sea. The purpose of the FEED study is to define the modifications required for the Varg FPSO and to negotiate the terms of a potential FPSO lease and operate contract for the development of the Cheviot field.
Arendal Spirit UMS Charter Contract
In late-April 2017, Logitel Offshore Norway AS, a subsidiary of the Partnership, was notified by the charterer, Petroleo Brasileiro S.A. (Petrobras), of its termination of the charter contract for the Arendal Spirit unit for maintenance and

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safety (UMS). The Partnership is disputing the termination and is reviewing its legal options, including its ability to collect amounts under the contract. The Partnership is also in discussions with the lenders of the Arendal Spirit debt facility.
Falcon Spirit FSO Contract Extension
In May 2017, the Partnership concluded a five-year contract extension, plus extension options, for the Falcon Spirit floating storage and offtake (FSO) unit, commencing June 1, 2017. Since 2009, the Falcon Spirit FSO unit has been operating on the Al Rayyan field located offshore Qatar.
Operating Results
The following table highlights certain financial information for Teekay Offshore’s six segments: the FPSO segment, the shuttle tanker segment, the FSO segment, the UMS segment, the towage segment and the conventional tanker segment (please refer to the “Teekay Offshore’s Fleet” section of this release below and Appendices C through E for further details).

	Three Months Ended
	March 31, 2017
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Revenues	112,855	136,233	11,489	827	10,898	3,836	276,138
Income (loss) from vessel operations	32,980	37,072	3,032	(9,283)	(2,938)	(405)	60,458
Equity income	4,475	—	—	—	—	—	4,475
NON-GAAP FINANCIAL COMPARISON
CFVO from (used for) consolidated vessels (i)	65,444	67,718	7,372	(7,650)	440	(405)	132,919
CFVO from equity accounted vessels (i)	8,370	—	—	—	—	—	8,370
Total CFVO (i)	73,814	67,718	7,372	(7,650)	440	(405)	141,289

	Three Months Ended
	March 31, 2016
(in thousands of U.S. Dollars)	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total
GAAP FINANCIAL COMPARISON
Revenues	132,784	126,184	14,363	13,482	11,083	8,812	306,708
Income (loss) from vessel operations	39,612	33,948	6,268	3,166	(877)	6,182	88,299
Equity income	5,283	—	—	—	—	—	5,283
NON-GAAP FINANCIAL COMPARISON
CFVO from consolidated vessels (i)	72,131	62,878	9,836	4,862	1,967	6,182	157,856
CFVO from equity accounted vessels (i)	8,233	—	—	—	—	—	8,233
Total CFVO (i)	80,364	62,878	9,836	4,862	1,967	6,182	166,089

(i)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

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FPSO Segment
Income from vessel operations and cash flow from vessel operations declined for the three months ended March 31, 2017, compared to the same quarter of the prior year, primarily due to the redelivery of the Varg FPSO unit at the end of July 2016, after operating on the Varg field for almost 18 years, partially offset by lower operating expenses for the Knarr FPSO unit following the successful completion of its final performance test in August 2016, and the timing of repair and maintenance work performed on the Piranema Spirit FPSO unit.

Shuttle Tanker Segment

Income from vessel operations and cash flows from vessel operations increased for the three months ended March 31, 2017, compared to the same quarter of the prior year, primarily due to higher CoA fleet utilization, an increase in charter rates under certain contracts in the time-chartered-out fleet and lower operating expenses due to the sale of the Navion Europa in November 2016. These increases were partially offset by the redelivery of one vessel to the Partnership in June 2016 upon completion of its time-charter out contract (which vessel is now operating in the Partnership's CoA fleet in the North Sea), and higher time-charter hire expenses primarily due to the in-chartering of the Grena Knutsen from September 2016 to support the increased CoA demand.
FSO Segment
Income from vessel operations and cash flow from vessel operations for the three months ended March 31, 2017, compared to the same quarter of the prior year, were impacted by off-hire following the redelivery of the Navion Saga in October 2016 upon completion of its time-charter out contract.
UMS Segment

Income from vessel operations and cash flow from vessel operations for the three months ended March 31, 2017, compared to the same quarter of the prior year, were impacted by the operational review by Petrobras and the associated non-payment of charter hire since early-November 2016.
Towage Segment

Income from vessel operations and cash flow from vessel operations for the three months ended March 31, 2017, compared to the same quarter of the prior year, were impacted by lower towage fleet utilization, partially offset by the delivery of the towage newbuilding, the ALP Striker, in September 2016.

Conventional Tanker Segment
Income from vessel operations and cash flow from vessel operations declined for the three months ended March 31, 2017, compared to the same quarter of the prior year, primarily due a termination fee received from Teekay Corporation relating to the charter contract termination for the Kilimanjaro Spirit during the first quarter of 2016 and lower earnings after the sale-leaseback transactions related to the Fuji Spirit and Kilimanjaro Spirit during the first quarter of 2016.

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Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of May 1, 2017.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings / Conversions / Upgrade		Total
FPSO Segment	6	(i)	—	2	(ii)	8
Shuttle Tanker Segment	28	(iii)	3	3	(iv)	34
FSO Segment	6	(v)	—	1	(vi)	7
UMS Segment	1		—	—		1
Towage Segment	7		—	3	(vii)	10
Conventional Segment	—		2	—		2
Total	48		5	9		62

(i)	Includes one FPSO unit, the Cidade de Itajai FPSO, in which Teekay Offshore’s ownership interest is 50 percent.

(ii)
Consists of the Petrojarl I FPSO upgrade project and Teekay Offshore’s 50 percent ownership interest in the Libra FPSO conversion project, which units are scheduled to commence operations in early-2018 and in late-June or early-July 2017, respectively. The Libra FPSO unit conversion was completed in late-March 2017 and will arrive shortly at the Libra field in offshore Brazil.

(iii)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and one HiLoad DP unit.

(iv)	Includes three Suezmax-size, DP2 shuttle tanker newbuildings scheduled to be delivered in late 2017 through the first half of 2018 for employment under the East Coast of Canada charter contracts.

(v)	Includes the Navion Saga which, as at March 31, 2017, was classified as held for sale.

(vi)	Consists of the Randgrid shuttle tanker, which is being converted into an FSO unit for use with the Gina Krog FSO project and is scheduled to commence operations in the third quarter of 2017.

(vii)	Consists of three long-distance towing and offshore installation vessel newbuildings scheduled to deliver during 2017 through early-2018.

Liquidity

As of March 31, 2017, the Partnership had total liquidity of $216.7 million (comprised of $193.4 million in cash and cash equivalents and $23.3 million in undrawn credit facilities), excluding $60 million included in restricted cash relating to amounts deposited in escrow to pre-fund a portion of the remaining Petrojarl I FPSO upgrade costs.

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Conference Call

The Partnership plans to host a conference call on Thursday, May 18, 2017 at 12:00 p.m. (ET) to discuss the results for the first quarter of 2017. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing 1-800-274-0251 or 416-640-5944, if outside North America, and quoting conference ID code 9100010.

•	By accessing the webcast, which will be available on Teekay Offshore's website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying First Quarter 2017 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the oil industry, primarily focusing on oil production-related activities of its customers and operating in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.6 billion, comprised of 62 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore's fleet is employed on medium-term, stable contracts.

Teekay Offshore's common and Series A and B preferred units trade on the New York Stock Exchange under the symbol "TOO", "TOO PR A " and "TOO PR B", respectively.

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

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Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. Cash Flow from Vessel Operations, Adjusted Net Income, and Distributable Cash Flow are non-GAAP financial measures. These measures are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management.

Cash Flow from (used for) Vessel Operations

Cash flow from (used for) vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts. CFVO from Consolidated Vessels represents CFVO from vessels that are consolidated on the Partnership’s financial statements. CFVO from Equity Accounted Vessels represents the Partnership’s proportionate share of CFVO from its equity-accounted vessels and has been included as a component of the Partnership’s total CFVO. The Partnership does not control its equity-accounted vessels. Consequently, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of such distributions to the Partnership and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Accounted Vessels may not be available to the Partnership in the periods such CFVO is generated by the equity-accounted vessels. CFVO is a non-GAAP financial measure used by certain investors, and management to measure the financial performance of companies. Please refer to Appendices D and E of this release for reconciliations of these non-GAAP financial measures to income from vessel operations, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net Income

Adjusted net income excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Distributable Cash Flow

Distributable cash flow (DCF) represents GAAP net income adjusted for depreciation and amortization, deferred income tax expense or recovery, vessel write-downs, gains or losses on the sale of vessels, vessel and business acquisition costs, distributions relating to equity financing of newbuilding installments and conversion costs, pre-operational expenses, distributions on the Partnership's preferred units, gains on extinguishment of contingent liabilities and losses on non-cash accruals of contingent liabilities, amortization of the non-cash portion of revenue contracts, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, ineffectiveness for derivative instruments designated as hedges for accounting purposes, adjustments to direct financing leases to a cash basis and unrealized foreign currency exchange related items, including the Partnership's proportionate share of such items in equity accounted investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

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Teekay Offshore Partners L.P.
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. Dollars, except unit data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
	(unaudited)	(unaudited)	(unaudited)

Revenues	276,138	274,920	306,708

Voyage expenses	(25,141)	(23,323)	(18,344)
Vessel operating expenses	(78,990)	(84,320)	(95,352)
Time-charter hire expenses	(21,756)	(22,440)	(15,322)
Depreciation and amortization	(74,726)	(76,873)	(74,922)
General and administrative	(14,617)	(12,631)	(14,469)
Gain on sale and (write-down) of vessels (1)	—	3,571	—
Restructuring charge	(450)	(2,360)	—
Income from vessel operations	60,458	56,544	88,299

Interest expense	(36,104)	(35,859)	(36,026)
Interest income	346	262	404
Realized and unrealized (loss) gain
on derivative instruments (2)	(6,532)	81,967	(60,490)
Equity income	4,475	4,087	5,283
Foreign currency exchange (loss) gain (3)	(223)	303	(2,838)
Other income - net	222	441	9
Income (loss) before income tax (expense) recovery	22,642	107,745	(5,359)
Income tax (expense) recovery	(1,379)	(11,479)	2,836
Net income (loss)	21,263	96,266	(2,523)

Non-controlling interests in net income (loss)	2,372	4,313	1,888
Preferred unitholders' interest in net income (loss)	12,386	12,387	10,750
General Partner’s interest in net income (loss)	130	1,590	(304)
Limited partners’ interest in net income (loss)	6,375	77,976	(14,857)

Weighted-average number of common units:
- basic	148,633,906	144,704,887	107,055,382
- diluted	149,662,366	177,694,503	107,055,382
Total number of common units outstanding
at end of period	149,718,936	147,514,113	107,128,349

(1)
In November 2016, the Partnership sold a 1995-built shuttle tanker, the Navion Europa, for net proceeds of $14.4 million, and recorded a gain on sale of $6.8 million in the Partnership's shuttle tanker segment, in a 67 percent-owned subsidiary. During the fourth quarter of 2016, the carrying value of a shuttle tanker and an FSO unit were written down by $3.1 million in aggregate based on future expectations of these vessels. One of these vessels, the Navion Saga FSO unit, was classified as held for sale as at March 31, 2017 and December 31, 2016.

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(2)
Realized loss on derivative instruments relates to amounts the Partnership actually paid to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
Realized loss relating to:
Interest rate swaps	(10,666)	(11,830)	(13,967)
Foreign currency forward contracts	(100)	(769)	(2,933)
	(10,766)	(12,599)	(16,900)

Unrealized gain (loss) relating to:
Interest rate swaps	3,503	97,782	(51,921)
Foreign currency forward contracts	731	(3,216)	8,331
	4,234	94,566	(43,590)
Total realized and unrealized (loss) gain on
derivative instruments	(6,532)	81,967	(60,490)

(3)
The Partnership entered into cross currency swaps to economically hedge the foreign currency exposure on the payment of interest and repayment of principal amounts of the Partnership’s Norwegian Kroner (NOK) bonds with maturity dates through to 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds and, thus, the foreign currency exchange (loss) gain includes realized losses relating to the amounts the Partnership paid to settle its non-designated cross currency swaps and the unrealized gain (loss) relating to the change in fair value of such swaps, partially offset by the unrealized (loss) gain on the revaluation of the NOK bonds, as detailed in the table below. In addition, during the three months ended March 31, 2016, the realized loss on cross-currency swaps includes a $32.6 million loss on the maturity of the swap associated with the NOK 500 million bond which settled in January 2016, which was offset by a $32.6 million realized foreign currency exchange gain on the settlement of the bond which is not included in the table below.

	Three Months Ended
	March 31,	December 31,	March 31,
	2017	2016	2016
Realized loss on cross currency swaps	(3,204)	(12,221)	(35,276)
Unrealized gain (loss) on cross currency swaps	4,379	(12,148)	52,895
Unrealized (loss) gain on revaluation of NOK bonds	(1,261)	21,910	(51,487)

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Teekay Offshore Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at	As at
	March 31, 2017	December 31, 2016
	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	193,419	227,378
Restricted cash - current	97,310	92,265
Accounts receivable	132,415	114,576
Vessels held for sale	6,900	6,900
Net investments in direct financing leases - current	1,994	4,417
Prepaid expenses	30,628	25,187
Due from affiliates	20,013	77,811
Other current assets	21,316	21,282
Total current assets	503,995	569,816

Restricted cash - long-term	2,970	22,644

Vessels and equipment
At cost, less accumulated depreciation	4,012,105	4,084,803
Advances on newbuilding contracts and conversion costs	680,439	632,130
Net investments in direct financing leases	13,700	13,169
Investment in equity accounted joint ventures	154,048	141,819
Deferred tax asset	23,765	24,659
Other assets	96,992	100,435
Goodwill	129,145	129,145
Total assets	5,617,159	5,718,620

LIABILITIES AND EQUITY
Current
Accounts payable	15,454	8,946
Accrued liabilities	139,771	150,281
Deferred revenues	57,017	57,373
Due to affiliates	70,774	96,555
Current portion of long-term debt	620,803	586,892
Current portion of derivative instruments	60,119	55,002
Current portion of in-process revenue contracts	12,744	12,744
Total current liabilities	976,682	967,793
Long-term debt	2,500,306	2,596,002
Derivative instruments	268,578	282,138
Due to affiliates	200,000	200,000
In-process revenue contracts	47,139	50,281
Other long-term liabilities	207,297	211,611
Total liabilities	4,200,002	4,307,825

Redeemable non-controlling interest	955	962
Convertible preferred units	272,053	271,237

Equity
Limited partners - common units	787,065	784,056
Limited partners - preferred units	266,925	266,925
General partner	20,720	20,658
Warrants	13,797	13,797
Accumulated other comprehensive loss	(591)	(804)
Non-controlling interests	56,233	53,964
Total equity	1,144,149	1,138,596
Total liabilities and total equity	5,617,159	5,718,620

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Teekay Offshore Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31, 2017	March 31, 2016
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	21,263	(2,523)
Non-cash items:
Unrealized gain on derivative instruments	(8,680)	(9,356)
Equity income	(4,475)	(5,283)
Depreciation and amortization	74,726	74,922
Deferred income tax expense (recovery)	1,436	(3,538)
Amortization of in-process revenue contracts	(3,143)	(3,177)
Unrealized foreign currency exchange (gain) loss and other	7,190	24,991
Change in non-cash working capital items related to operating activities	10,802	52,860
Expenditures for dry docking	(1,140)	(3,445)
Net operating cash flow	97,979	125,451
FINANCING ACTIVITIES
Proceeds from long-term debt	94,169	50,410
Scheduled repayments of long-term debt	(161,369)	(125,030)
Prepayments of long-term debt	—	(21,607)
Debt issuance costs	(1,054)	(99)
Decrease in restricted cash	14,629	37,820
Proceeds from issuance of common units	240	—
Expenses relating to equity offerings	(212)	—
Cash distributions paid by the Partnership	(17,137)	(22,763)
Cash distributions paid by subsidiaries to non-controlling interests	(110)	(110)
Other	(372)	(294)
Net financing cash flow	(71,216)	(81,673)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts and conversion costs	(55,205)	(25,277)
Proceeds from sale of vessels and equipment	—	55,450
Direct financing lease payments received	1,892	1,396
(Investment in) return of capital from equity accounted joint ventures	(7,409)	1,931
Net investing cash flow	(60,722)	33,500
(Decrease) increase in cash and cash equivalents	(33,959)	77,278
Cash and cash equivalents, beginning of the period	227,378	258,473
Cash and cash equivalents, end of the period	193,419	335,751

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Teekay Offshore Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31, 2017	March 31, 2016
	(unaudited)	(unaudited)
Net income (loss) – GAAP basis	21,263	(2,523)
Adjustments:
Less: net income (loss) attributable to non-controlling interests	2,372	1,888
Net income (loss) attributable to the partners and preferred unitholders	18,891	(4,411)
Add (subtract) specific items affecting net income (loss):
Foreign currency exchange (gain) loss (1)	(2,981)	191
Unrealized (gain) loss on derivative instruments (2)	(4,011)	42,926
Deferred income tax expense relating to Norwegian tax structure (3)	974	—
Pre-operational costs (4)	1,632	5,150
Business development fees, restructuring charge and other (5)	652	296
Non-controlling interests’ share of items above (6)	—	(202)
Total adjustments	(3,734)	48,361
Adjusted net income attributable to the partners and preferred unitholders	15,157	43,950

(1)
Foreign currency exchange (gain) loss primarily relates to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and the unrealized gain or loss related to the Partnership’s cross currency swaps related to the Partnership's NOK bonds and excludes the realized gain or loss relating to the Partnership's cross currency swaps.

(2)
Reflects the unrealized (gain) loss due to changes in the mark-to-market value of interest rate swaps and foreign currency forward contracts that are not designated as hedges for accounting purposes, hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes, the unrealized mark-to-market value of the interest rate swaps within the Cidade de Itajai FPSO joint venture and hedge ineffectiveness within the Libra FPSO equity accounted joint venture.

(3)	Reflects the decrease in the deferred income tax asset for the Partnership's Norwegian tax structures.

(4)
Reflects depreciation and amortization expense and vessel operating expenses relating to the Petrojarl I FPSO unit while undergoing upgrades for the three months ended March 31, 2017. Reflects the realized loss on foreign currency forward contracts relating to upgrade costs on the Petrojarl I FPSO unit, the conversion costs on the Gina Krog FSO unit and costs associated with the delivery deferral of the Stavanger Spirit UMS during the three months ended March 31, 2016.

(5)
Other items for the three months ended March 31, 2017 mainly includes a restructuring charge relating to the reorganization within the Partnership’s FPSO segment. Other items for the three months ended March 31, 2016 includes an increase in depreciation expense as a result of the change in the useful life estimate of the shuttle component of the Partnership’s shuttle tankers from 25 years to 20 years effective January 1, 2016, partially offset by an early termination fee received from Teekay Corporation related to the sale of the Kilimanjaro Spirit conventional tanker.

(6)
Items affecting net income (loss) include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net income (loss) is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items affecting net income (loss) listed in the table.

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Teekay Offshore Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow
(in thousands of U.S. Dollars, except per unit and per unit data)

	Three Months Ended
	March 31,
	2017	2016
	(unaudited)	(unaudited)

Net income (loss)	21,263	(2,523)
Add (subtract):
Depreciation and amortization	74,726	74,922
Partnership's share of equity accounted joint venture's distributable
cash flow net of estimated maintenance capital expenditures (1)	5,894	5,725
Distributions relating to equity financing of newbuildings
and conversion costs	1,774	3,262
Deferred income tax expense (recovery)	1,436	(3,538)
Amortization of non-cash portion of revenue contracts	(3,953)	(3,997)
Unrealized (gain) loss on non-designated derivative instruments (2)	(4,234)	43,590
Equity income	(4,475)	(5,283)
Distributions on preferred units	(12,386)	(10,750)
Estimated maintenance capital expenditures	(41,124)	(40,671)
Unrealized foreign currency exchange and other, net	(2,661)	5,910
Distributable cash flow before non-controlling interests	36,260	66,647
Non-controlling interests' share of DCF	(5,627)	(4,610)
Distributable Cash Flow	30,633	62,037
Amount attributable to the General Partner	(336)	(240)
Limited partners' Distributable Cash Flow	30,297	61,797
Weighted-average number of common units outstanding	148,633,906	107,055,382
Distributable Cash Flow per limited partner unit	0.20	0.58

(1)	Estimated maintenance capital expenditures relating to the Partnership’s equity accounted joint venture for the three months ended March 31, 2017 and 2016 were $1.0 million.

(2)	Derivative instruments include interest rate swaps and foreign currency forward contracts.

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Teekay Offshore Partners L.P.
Appendix C - Supplemental Segment Information
(in thousands of U.S. Dollars)

	Three Months Ended March 31, 2017
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total

Revenues	112,855	136,233	11,489	827	10,898	3,836	276,138
Voyage expenses	—	(21,278)	(325)	—	(3,510)	(28)	(25,141)
Vessel operating expenses	(35,093)	(27,429)	(5,079)	(6,485)	(4,914)	10	(78,990)
Time-charter hire expenses	—	(16,698)	—	—	(925)	(4,133)	(21,756)
Depreciation and amortization	(36,502)	(30,613)	(2,552)	(1,633)	(3,426)	—	(74,726)
General and administrative	(7,830)	(3,143)	(501)	(1,992)	(1,061)	(90)	(14,617)
Restructuring charge	(450)	—	—	—	—	—	(450)
Income (loss) from vessel operations	32,980	37,072	3,032	(9,283)	(2,938)	(405)	60,458

	Three Months Ended March 31, 2016
	(unaudited)
	FPSO Segment	Shuttle Tanker Segment	FSO Segment	UMS Segment	Towage Segment	Conventional Tanker Segment	Total

Revenues	132,784	126,184	14,363	13,482	11,083	8,812	306,708
Voyage expenses	—	(13,938)	(212)	—	(3,518)	(676)	(18,344)
Vessel operating expenses	(46,915)	(28,881)	(5,473)	(7,927)	(4,885)	(1,271)	(95,352)
Time-charter hire expenses	—	(14,812)	—	—	—	(510)	(15,322)
Depreciation and amortization	(37,583)	(30,648)	(2,172)	(1,696)	(2,823)	—	(74,922)
General and administrative	(8,674)	(3,957)	(238)	(693)	(734)	(173)	(14,469)
Income (loss) from vessel operations	39,612	33,948	6,268	3,166	(877)	6,182	88,299

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Teekay Offshore Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Cash Flow From (Used For) Vessel Operations From Consolidated Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	March 31, 2017

		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total
Income (loss) from vessel operations
(See Appendix C)	32,980	37,072	3,032	(9,283)	(2,938)	(405)	60,458
Depreciation and amortization	36,502	30,613	2,552	1,633	3,426	—	74,726
Realized (loss) gain from the
settlements of non-designated
foreign currency forward contracts	(85)	33	—	—	(48)	—	(100)
Amortization of non-cash portion of
revenue contracts	(3,953)	—	—	—	—	—	(3,953)
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(493)	—	—	—	(493)
Falcon Spirit cash flow from
time-charter contracts	—	—	2,281	—	—	—	2,281
Cash flow from (used for) vessel operations
from consolidated vessels	65,444	67,718	7,372	(7,650)	440	(405)	132,919

	Three Months Ended
	March 31, 2016

		Shuttle				Conventional
	FPSO	Tanker	FSO	UMS	Towage	Tanker
	Segment	Segment	Segment	Segment	Segment	Segment	Total
Income (loss) from vessel operations
(See Appendix C)	39,612	33,948	6,268	3,166	(877)	6,182	88,299
Depreciation and amortization	37,583	30,648	2,172	1,696	2,823	—	74,922
Realized (loss) gain from the
settlements of non-designated
foreign currency forward contracts	(1,067)	(1,718)	—	—	21	—	(2,764)
Amortization of non-cash portion of
revenue contracts	(3,997)	—	—	—	—	—	(3,997)
Falcon Spirit revenue accounted for
as a direct financing lease	—	—	(758)	—	—	—	(758)
Falcon Spirit cash flow from
time-charter contracts	—	—	2,154	—	—	—	2,154
Cash flow from vessel operations
from consolidated vessels	72,131	62,878	9,836	4,862	1,967	6,182	157,856

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Teekay Offshore Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow From Vessel Operations From Equity Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended		Three Months Ended
	March 31, 2017		March 31, 2016
	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	23,792	11,896	21,720	10,860
Vessel and other operating expenses	(7,052)	(3,526)	(5,254)	(2,627)
Depreciation and amortization	(4,405)	(2,203)	(4,384)	(2,192)
Income from vessel operations of equity accounted vessels	12,335	6,167	12,082	6,041
Net interest expense	(1,924)	(962)	(1,398)	(699)
Realized and unrealized (loss) gain on derivative instruments (1)	(1,231)	(616)	35	18
Foreign currency exchange gain	53	27	—	—
Total other items	(3,102)	(1,551)	(1,363)	(681)
Net income / equity income of equity accounted vessels
before income tax expense	9,233	4,616	10,719	5,360
Income tax expense	(282)	(141)	(154)	(77)
Net income / equity income of equity accounted vessels	8,951	4,475	10,565	5,283

Income from vessel operations of equity accounted vessels	12,335	6,167	12,082	6,041
Depreciation and amortization	4,405	2,203	4,384	2,192
Cash flow from vessel operations from equity accounted vessels	16,740	8,370	16,466	8,233

(1)
Realized and unrealized (loss) gain on derivative instruments for the three months ended March 31, 2017 and 2016 include total unrealized losses of $0.6 million ($0.3 million at the Partnership’s 50% share) and an unrealized gain of $1.2 million ($0.6 million at the Partnership’s 50% share), respectively, related to interest rate swaps for the Cidade de Itajai and the Libra FPSO units.

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the Arendal Spirit UMS charter contract termination, including the outcome of the Partnership's dispute of the contract termination by Petrobras and ability to collect amounts under the contract, discussions with the lenders under the unit's related credit facility and the potential for alternative employment of the unit; the timing of start-up and the vessel equivalent requirements of the new CoAs; the Partnership’s timing of delivery, start-up and costs of various newbuildings and conversion/upgrade projects and the commencement of related contracts, including potential delays and additional costs on the Petrojarl I FPSO unit and Gina Krog FSO unit; and the outcome of discussions with Statoil on the Gina Krog FSO interim shuttle tanker offloading solution and with the charterer, shipyard and lenders about delivering the Petrojarl I FPSO unit for operation. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea, Brazil and East Coast of Canada offshore fields; potential early termination of contracts; shipyard delivery or vessel conversion and upgrade delays and cost overruns; changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; the inability of the Partnership to successfully make a claim against, and collect from, Petrobras for the Arendal Spirit UMS; the inability of the Partnership to negotiate acceptable terms with the lenders of the Arendal Spirit UMS debt facility; delays in the start-up of offshore oil fields related to the CoA contracts or the actual vessel equivalent requirements of new CoAs; delays in the commencement of charter contracts; the inability of the Partnership to negotiate acceptable terms with the charterer, shipyard and lenders related to the delay of the Petrojarl I FPSO; the inability to negotiate acceptable terms on the Gina Krog FSO interim shuttle tanker offloading solution; the inability to negotiate acceptable lease and operate terms related to the Varg FPSO FEED study; the ability to fund the Partnership's remaining capital commitments and debt maturities; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2016. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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